UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            CHINA BIOTECHNOLOGY, INC.
                      -------------------------------------
                                (NAME OF ISSUER)

                      COMMON STOCK, PAR VALUE No PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                BEING APPLIED FOR

                                   -----------
                                 (CUSIP NUMBER)


                                     Xu Han
                       2503 W. Gardner Ct., Tampa FL 33611
                 -----------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                November 17, 2006
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

| 1 |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Xu Han

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| 2 |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

(a) |_|

(b) |_|

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| 3 |

SEC USE ONLY

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| 4 |

SOURCE OF FUNDS*

PF

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| 5 |

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

|_|

--------------------------------------------------------------------------------

| 6 |

CITIZENSHIP OR PLACE OF ORGANIZATION
China

--------------------------------------------------------------------------------

| 7 | SOLE VOTING POWER

15,000,000

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| 8 | SHARED VOTING POWER

N/A

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| 9 | SOLE DISPOSITIVE POWER

15,000,000

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| 10 |

SHARED DISPOSITIVE POWER

N/A

--------------------------------------------------------------------------------

| 11 |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,000,000

--------------------------------------------------------------------------------

| 12 |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

N/A

--------------------------------------------------------------------------------

| 13 |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

--------------------------------------------------------------------------------

| 14 |

TYPE OF REPORTING PERSON *

IN

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ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of CHINA BIOTECHNOLOGY, INC. The principal executive offices of CHINA BIOTECHNOLOGY, INC. are located at 2503 W. Gardner Ct., Tampa FL 33611.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Xu Han.

Mr. Han's business address 2503 W. Gardner Ct., Tampa FL 33611. Mr. Han is the President and Director of China Biotechnology, Inc.

(d)-(e) During the last five years, Mr. Han: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Han is a citizen of China.

ITEM 3. Source of Amount of Funds or Other Compensation

In August 2006, China Biotechnology issued Mr. Han 15,000,000 shares of common stock for his agreement to become President and Director.


ITEM 4. Purpose of Transaction

Mr. Han individually acquired the securities of China Biotechnology, Inc. for investment purposes. Depending on general market and economic conditions affecting China Biotechnology, Inc. and other relevant factors, and at the time of the closing of an acquisition, Mr. Han may purchase additional securities of China Biotechnology, Inc. or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Han does not have any plans or proposals which, other than with respect to a-g and j below which may be the result of China Biotechnology closing an acquisition as described in its filings on Form 10-SB, relate to or result in:

(a) the acquisition by any person of additional securities of China Biotechnology, or the disposition of securities of China Biotechnology;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation;

(c) a sale or transfer of a material amount of assets of China Biotechnology or any of its subsidiaries;

(d) any change in the present board of directors or management of China Biotechnology, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of China Biotechnology, Inc.;

(f) any other material changes in China Biotechnology, Inc.'s business or corporate structure;

(g) changes in China Biotechnology, Inc.'s charter, bylaws or instruments corresponding thiseto, other than changing its name, or other actions which may impede the acquisition of control of China Biotechnology by any person;

(h) causing a class of securities of China Biotechnology, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of China Biotechnology, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) Xu Han beneficially owns 15,000,000 shares of Common Stock, no par value, of China Biotechnology, Inc. The shares of Common Stock beneficially owned by Mr. Han constitute 100% of the total number of shares of common stock of China Biotechnology, Inc. Applicable percentages are based upon 15,000,000 shares of common stock outstanding as of October 22, 2006.

(b) Mr. Han has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Han.

(c) Mr. Han acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Han.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

None

                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 24, 2006


By: /s/ Xu Han
-----------------------------
Xu Han